EXHIBIT 2

ASSET PURCHASE AGREEMENT

     This ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into as of the 26th day of May, 2004 (“Effective Date”), by and among NUCOR STEEL DECATUR, LLC, a Delaware limited liability company (together with its assignees, if any, “Buyer”), WORTHINGTON STEEL COMPANY OF DECATUR, L.L.C., an Alabama limited liability company (“Seller”), NUCOR CORPORATION, a Delaware corporation (“Nucor”), and WORTHINGTON INDUSTRIES, INC., an Ohio corporation (“Worthington”).

WITNESSETH:

     WHEREAS, Seller desires to sell the Assets (as hereinafter defined) to Buyer, and Buyer desires to purchase the Assets from Seller, on the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, simultaneously with the sale of the Assets from Seller to Buyer, Seller, Buyer, Worthington and Nucor contemplate the execution and delivery of the Operating Lease and the Non-Compete Agreement (each as hereinafter defined);

     WHEREAS, Nucor, as ultimate parent of Buyer, and Worthington, as ultimate parent of Seller, each wishes to guarantee the obligations of its respective subsidiary hereunder in order to entice each other Party to consummate the transactions contemplated herein;

     NOW, THEREFORE, for and in consideration of the foregoing premises, and the agreements, covenants, representations and warranties hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are forever acknowledged and accepted, Buyer, Seller, Worthington and Nucor, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS AND REFERENCES

1.01	Definitions.

     As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings given:

     Accounts Receivable: all accounts receivable of Seller, of whatever kind or nature, including all current or deferred rights to payment for sales made or projects completed or commenced or services rendered on or prior to the Closing Date, whether or not such services have been billed by Seller as of the Closing Date, and all security interests, claims, remedies and other rights related thereto;

     Affiliate: any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with another

Person, including the power to direct or cause the direction of the management and policies of a Person, whether through the beneficial ownership of more than fifty (50%) percent of the equity securities of such Person, election or appointment of directors, by contract or otherwise;

     Agreement: this Asset Purchase Agreement and all Exhibits and Schedules attached hereto, as amended, consolidated, supplemented, novated or replaced by the Parties from time to time;

     Assets: all of the assets owned or leased by Seller and used in the operation of the Business, except for the Excluded Assets;

     Assumed Contracts: as defined in Section 2.01(e);

     Assumed Intellectual Properties: as defined in Section 2.01(g);

     Assumed Liabilities: all liabilities and obligations of Seller set forth on Schedule 2.03;

     Business: the pickling, annealing, and cold-rolling business conducted at the Steel Processing Facility, but specifically excluding any operations related to Seller’s slitting or cut-to-length lines, and operations of third parties;

     Business Day: any day on which the banks located in Charlotte, North Carolina are open for and conduct business, excluding any Saturday, Sunday and/or public holiday observed in Charlotte, North Carolina;

     Buyer: as defined in the Preamble;

     Cash: cash and cash equivalents;

     Catastrophic Loss: Physical damage to or any other occurrence affecting the Assets which would require repair, replacement or similar costs in excess of Five Million Dollars ($5,000,000) not covered by insurance resulting from a single event occurring subsequent to the Effective Date;

     Closing: as defined in Section 8.01;

     Closing Agent: to be appointed by Buyer no later than five (5) Business Days before the Closing Date;

     Closing Date: the date on or as of which the Closing occurs;

     Code: the Internal Revenue Code of 1986, as amended;

     Contracts: all commitments, contracts, leases, licenses, agreements and understandings, written or oral, relating to the Assets or the operation of the Business to which Seller is a party or by which Seller or any of the Assets are bound;

     Damages: as defined in Section 9.02;

     Effective Date: the date set forth in the first paragraph of this Agreement;

     Encumbrances: levies, claims, charges, assessments, mortgages, security interests, liens, pledges, conditional sales agreements, title retention contracts, leases, subleases, rights of first refusal and other similar rights, options to purchase, restrictions, easements, and other encumbrances (including, without limitation, licenses or covenants which encumber the Assets), and agreements or commitments to create or suffer any of the foregoing;

     Environmental Claim: any written notice to Seller by any Person alleging, in relation to the Assets or Business, liability (including liability for investigatory costs, cleanup costs, Governmental Authority response costs, natural resource damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the Release of any Hazardous Substance at any location, whether or not owned by Seller, or (b) any violation of any Environmental Laws; or (c) circumstances in which Seller has retained or assumed either contractually or by operation of law any liability for any claims relating to an occurrence of an event described in (a) or (b) of this definition alleged or asserted against any third party;

     Environmental Laws: any and all Legal Requirements relating to pollution or protection of the environment (including ground water, land surface or subsurface strata), including Legal Requirements relating to Releases or threatened Releases of Hazardous Substance, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, recycling, reporting or handling of Hazardous Substance;

     Excluded Assets: as defined in Section 2.02;

     Excluded Liabilities: any and all liabilities or obligations of Seller of any kind or nature, other than the Assumed Liabilities, whether known or unknown, fixed or contingent, recorded or unrecorded, and whether arising before or after the Closing;

     FTC: Federal Trade Commission;

     Governmental Authorities: all agencies, authorities, bodies, boards, commissions, courts, instrumentalities, legislatures and offices of any nature whatsoever of any federal, state, county, district, municipal, city, foreign or other government or quasi-government unit or political subdivision;

     Hazardous Substance: chemicals, pollutants, contaminants, medical waste or specimens, toxic substances, petroleum and petroleum products that are regulated by Environmental Laws or the Release of which creates potential responsibility under Environmental Laws, including hazardous wastes under the Resource, Conservation and Recovery Act, as amended, 42 U.S.C. §6903 et seq., hazardous substances under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. §9601 et seq., asbestos, polychlorinated biphenyls and urea formaldehyde, and low-level nuclear materials, special nuclear materials or nuclear-byproduct materials, all within the meaning of the Atomic Energy Act of 1954, as amended, and any rules or regulations promulgated thereunder;

     HSR Act: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any successor law, and regulations and rules issued pursuant thereto or any successor law;

     IDB Lease: that certain Lease Agreement between The Industrial Development Board of the City of Decatur, as Lessor, and Seller, as Lessee, dated as of March 1, 1997, and recorded in Book 1651, at Page 975, Morgan County, Alabama Probate Office;

     Inspection Date: as defined in Section 3.05;

     Intellectual Properties: all of Seller’s software, licenses and all trade secrets, know-how, proprietary intellectual property rights, confidential business information (including research and development, manufacturing and production processes and techniques and pricing and cost information) and similar intangibles (including all variants thereof, applications therefor and renewals or extensions thereof) that are used, or held for use, in connection with the operation of the Business or the Assets;

     Justice Department: the United States Justice Department;

     Legal Requirements: all statutes, ordinances, by-laws, codes, rules, regulations, restrictions, Permits, judgments, orders, writs, injunctions, decrees, determinations or awards of any Governmental Authority;

     Net Proceeds: all proceeds recovered by a Party, less such Party’s actual costs in obtaining such proceeds and any applicable insurance deductibles;

     Non-Compete Agreement: the non-competition and non-disclosure agreement to be executed by the Parties in the form agreed to by the Parties;

     Operating Lease: the lease agreement in the form agreed to by Buyer and Seller wherein Buyer agrees, in return for mutually acceptable rent payments and other terms and conditions, to lease to Seller that portion of the Real Property necessary for Seller to continue to operate the Excluded Assets;

     Party: any of Buyer, Seller, Nucor or Worthington, or their respective successors and assigns;

     Permits: all licenses, permits, consents, approvals and other authorizations of or from all Governmental Authorities that are necessary to the ownership of the Assets or in the conduct of the Business as of the Effective Date;

     Permitted Encumbrances: (a) ad valorem Taxes not yet due and payable; (b) other Encumbrances relating to the Real Property which are set forth on Schedule 3.09(d); or (c) any Encumbrance specifically relating to an Assumed Liability;

     Person: any individual, company, body corporate, association, partnership, firm, joint venture, trust, trustee or Governmental Authority;

     Purchase Price: as defined in Section 2.05;

     Real Property: all real property in Decatur, Alabama that is owned, leased or subleased by Seller, on which the Steel Processing Facility is located, together with all buildings, improvements and fixtures thereon (except for the Excluded Assets), and including all easements appurtenant thereto, and which is more specifically described in Schedule 2.01(a);

     Release: any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment of any Hazardous Substance other than that which is in compliance with Environmental Laws;

     Sections: sections of the Agreement, unless the context indicates otherwise;

     Spares Inventory: all spares and stores inventories of Seller (i) related exclusively to the operation of the Assets; or (ii) on Schedule 2.01(c);

     Steel Processing Facility: Seller’s steel pickling, cold-rolling, oiling, annealing, slitting and cut-to-length plant facility located in or near Decatur, Alabama;

     Subsidiaries: as to any Person, a corporation, partnership, limited liability company or other entity of which fifty percent (50%) or more of the voting power of the outstanding voting equity securities or fifty percent (50%) or more of the outstanding economic equity interest is held or controlled, directly or indirectly, by such Person;

     Tangible Personal Property: all machinery, equipment, tools, furniture, office equipment, computer hardware, supplies, materials, motor vehicles and other items of tangible personal property included as part of the Assets (other than Spares Inventory, raw materials, work in progress, finished goods and Cash on hand as of the Closing Date) of every kind owned or leased by Seller and related to the Business wherever located, together with any express or implied warranties (if and to the extent transferable) by the manufacturers, vendors or lessors of such property or of any item or component part thereof, and all maintenance records and other documents related thereto;

     Tax: any income, unrelated business income, gross receipts, fuel, business privilege, license, payroll, employment, excise, severance, stamp, occupation, privilege, premium, windfall profits, environmental (including taxes under §59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, stamp, sales, use, transfer, transaction privilege, private car, registration, unclaimed property, value added, alternative or add-on minimum, estimated or other tax, payment of fees in lieu of taxes, assessment, charge, levy or fee of any kind whatsoever, and any interest or penalties on and additions to all of the foregoing, that are due to any Governmental Authority, whether disputed or not, and whether known or unknown;

     Tax Return: any return, declaration, report, claim for refund, application (to the extent equivalent to a return), information return or statement, including schedules and attachments thereto and amendments, relating to any Tax;

     Transaction: the sale and purchase of the Assets contemplated in this Agreement, together with the other transactions between or among the Parties contemplated by this Agreement;

     WARN Act: the Worker’s Adjustment and Retraining Notification Act, as amended, 29 U.S.C. §§2101-2109.

1.02	Certain References.

     As used in this Agreement, and unless the context requires otherwise:

     (a) references to “include” or “including” mean including without limitation;

     (b) references to “hereof, “herein” and derivative or similar words refer to this Agreement;

     (c) references to any document are references to that document as amended, consolidated, supplemented, novated or replaced by the Parties thereto from time to time;

     (d) references to any law are references to that law as amended, consolidated, supplemented or replaced from time to time and all rules and regulations promulgated thereunder, in each case as in effect at the relevant time;

     (e) the gender of all words includes the masculine, feminine and neuter, and the number of all words includes the singular and plural; and

     (f) the divisions of this Agreement into articles, sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.

2.	SALE OF ASSETS AND RELATED MATTERS

2.01	Sale of Assets.

     Subject to the terms and conditions of this Agreement, at Closing, Seller shall sell, assign, convey, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the Assets, free and clear of all Encumbrances other than the Permitted Encumbrances, including the following:

     (a) the Real Property owned by Seller;

     (b) all Tangible Personal Property, including that listed in Schedule 2.01(b);

     (c) all Spares Inventory;

     (d) all project-related and other records relating exclusively to the Assets (including equipment records, project plans, documents, historical cost data, catalogs, books, records, files and operating manuals);

     (e) all interests of Seller in the Contracts listed in Schedule 2.01(e), if any (the “Assumed Contracts”);

     (f) all Permits (including pending approvals) of Governmental Authorities relating solely to the ownership, development and operations of the Business or the Assets, including the Permits described on Schedule 2.01(f), to the extent transferable or assignable under applicable Legal Requirements;

     (g) those rights in and to the Intellectual Properties owned or licensed by Seller for use solely in the Business and utilized in connection with the Assets set forth in Schedule 2.01(g) (the “Assumed Intellectual Properties”);

     (h) subject to Section 5.09(c), all prepaid expenses relating to the Assets;

     (i) any and all claims and causes of action, including privileges related thereto, of Seller or its Affiliates against third parties relating exclusively to the Assets, Assumed Liabilities or the Assumed Contracts, if any, including the claims and causes of action set forth on Schedule 2.01(i); and

     (j) copies of all (A) supplier lists (excluding steel suppliers) for the last three (3) fiscal years related to products produced by the Assets and (B) customer lists described in Section 3.20.

2.02	Excluded Assets.

     Notwithstanding the generality of Section 2.01, the following specifically listed assets are not a part of the sale and purchase contemplated by this Agreement and are excluded from the Assets (collectively, the “Excluded Assets”):

     (a) all finished goods, raw materials and work-in-progress inventory whether or not related to the Business;

     (b) all Accounts Receivable;

     (c) the Purchase Price;

     (d) all Cash;

     (e) all personal property comprising the cut-to-length and slitting lines currently located at the Steel Processing Facility, and all ancillary personal property related thereto, as more specifically listed on Schedule 2.02(e) hereof;

     (f) the minute books, member records and related documents and tax records of Seller, subject to Buyer’s rights pursuant to Section 5.06 hereof;

     (g) all employee benefit plans or assets therein of Seller;

     (h) all insurance policies maintained by Seller or its Affiliates, and the rights to receive payments thereunder;

     (i) those records not included in Section 2.01(d);

     (j) the rights of Seller under any Permit not listed in Schedule 2.01(f) hereof;

     (k) all rights of Seller in any litigation or proceeding to which it is a party as of the Closing, except for warranty or similar claims related to the Assets;

     (l) all rights of Seller in any contracts that are not Assumed Contracts;

     (m) all rights in and to the Intellectual Properties, other than the Assumed Intellectual Properties;

     (n) those assets listed on Schedule 2.02(n);

     (o) all rights of Seller under this Agreement, the Non-Compete Agreement, the Operating Lease, and the instruments, agreements, certificates and documents identified in Sections 8.03(b) and 8.03(g) hereof; and

     (p) any other assets excluded from the purchase and sale contemplated by this agreement by mutual written agreement of the Parties.

2.03	Assumed Liabilities.

     As of the Closing Date, Buyer shall assume only the Assumed Liabilities, if any, set forth on Schedule 2.03, and no other liabilities of Seller of any type or nature.

2.04	Excluded Liabilities.

     Except for liabilities specifically referenced in Section 2.03, under no circumstance shall Buyer assume or be obligated to pay, and none of the Assets shall be or become liable for or subject to, any Excluded Liabilities, including the following liabilities of Seller, which shall be and remain liabilities of Seller, as applicable:

     (a) liabilities or obligations associated with any Excluded Assets;

     (b) any and all indebtedness of Seller for borrowed money, and the liabilities or obligations associated therewith or arising thereunder;

     (c) liabilities or obligations arising out of or in connection with claims, litigation and proceedings (whether instituted prior to or after Closing) for acts or omissions that occurred prior to the Closing Date;

     (d) any liabilities or obligations of Seller (i) to any of its employees (ii) with respect to any employee benefit plans of any type or nature whatsoever, (iii) to the Internal Revenue Service or any other Governmental Authority relating to any of Seller’s employees (whether or not triggered by the Transaction or the announcement thereof);

     (e) penalties, fines, settlements, interest, costs and expenses arising out of or incurred as a result of any actual or alleged violation by Seller of any Legal Requirement at any time whatsoever;

     (f) liabilities or obligations under the WARN Act, if any, arising out of or resulting from layoffs or termination of employees by Seller prior to and including the date of the Closing and/or the consummation of the Transaction;

     (g) liabilities for any Tax related to Seller, the Business and/or the Assets prior to Closing, and liabilities for Taxes imposed on or assessed against Seller and arising out of or related to the Transaction; and

     (h) all liabilities for expenses of Seller for the negotiation and preparation of this Agreement, including those related to legal counsel, accounting, brokerage and investment advisors fees and disbursements.

2.05	Purchase Price.

     Subject to the terms and conditions hereof, in reliance upon the representations and warranties of Seller and the covenants of Seller herein set forth and as consideration for the sale and purchase of the Assets, at Closing Buyer shall purchase the Assets, shall assume the Assumed Liabilities and shall tender to Seller the sum of Eighty-Two Million Dollars (US $82,000,000) (the “Purchase Price”). The Purchase Price shall be paid by Buyer to Seller in immediately available funds by wire transfer at Closing to an account specified by Seller.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents and warrants to Buyer that the statements contained in this Article 3 are correct and complete as of the Effective Date and, except where limited to a specific date, shall be correct and complete as of the Closing Date:

3.01	Organization.

     Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Alabama. Seller is licensed, registered, qualified or admitted to do business in each jurisdiction in which the ownership, use or leasing of any of the Assets, or the conduct or nature of the Business, makes such licensing, registration, qualification or admission necessary, except where the failure to be so licensed, registered, qualified or admitted would not individually or in the aggregate have a material adverse effect on the ownership or use of the Assets, by Buyer.

3.02	Powers; Consents; Absence of Conflicts.

     Seller has the requisite power and authority to conduct the Business as presently conducted and has the requisite power and authority to enter into, execute, and perform all of its obligations under this Agreement. Except as provided in the HSR Act or as set forth on Schedule 3.02 hereof, the execution, delivery and performance of this Agreement by Seller, and the consummation of the Transaction by Seller:

     (a) are within the limited liability company power and authority of Seller, are not in contravention of the terms of any articles of organization, operating agreement or other organizational documents of Seller, each as amended to date, and have been duly authorized by all necessary action of the members of Seller;

     (b) do not require any approval or consent of, or filing with, any Governmental Authority;

     (c) do not conflict with or result in any breach or contravention of any material agreement to which Seller is a party or by which it is bound; and

     (d) do not violate in any material respect any Legal Requirement to which Seller or the Assets may be subject.

3.03	Binding Agreement.

     This Agreement and all instruments and agreements being or to be executed and delivered by Seller hereunder are (or upon execution and delivery thereof will be) valid and legally binding obligations of Seller, enforceable against Seller in accordance with the respective terms hereof or thereof, except as enforceability may be subject to general principles of equity and as may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally.

3.04	Third-Party Rights.

     There are no agreements with, or options, commitments or rights in favor of, any Person to directly or indirectly acquire any of the Assets, or any interest therein, other than those arising in the ordinary course of business and those arising hereunder.

3.05	Recent Activities.

     Since April 20, 2004 (the “Inspection Date”), except as set forth on Schedule 3.05:

     (a) no damage, destruction or loss (whether or not covered by insurance) has occurred that individually or in the aggregate would have a material adverse affect on the ownership or use of any of the Assets, or the operation of the Business, by Buyer;

     (b) Seller has not sold, leased, assigned, transferred, distributed or otherwise disposed of any of the Assets;

     (c) Seller has not canceled or waived any claims or rights in respect of the Assets;

     (d) Seller has not entered into any contract, agreement, lease or license relating to the Assets or the Business outside the ordinary course of the Business other than this Agreement;

     (e) there has been no acceleration of, material modification to, termination of, cancellation of, or receipt of notice of termination of any Assumed Contract; and

     (f) Seller has not entered into any Contract, whether oral or written, to do any of the foregoing.

3.06	Assets.

     (a) Except as set forth on Schedule 3.06(a), (i) the Assets constitute all assets that are owned or leased by Seller and used by Seller to conduct the Business; and (ii) no Person other than Seller owns, holds title to or has any other direct, indirect or beneficial interest in any of the Assets.

     (b) Except as set forth on Schedule 3.06(b), the Assets (i) constitute all of the assets of any nature whatsoever necessary to operate the Business in the manner presently operated by Seller and (ii) include all of the operating assets of the Business.

3.07	Condition of Assets.

     Except as set forth on Schedule 3.07, all Assets, other than the Real Property, are in the same condition as they were on the Inspection Date, ordinary wear and tear excepted.

3.08	Title to Personal Property.

     Except as described on Schedule 3.08, Seller owns and holds good and valid title or leasehold title, as the case may be, to all the Assets, other than the Real Property, free and clear of any Encumbrances. At Closing, Seller will convey to Buyer good, valid and marketable title to the Assets, other than the Real Property, free and clear of any Encumbrances other than Permitted Encumbrances.

3.09	Real Property.

     Except as listed on Schedule 3.09(a):

     (a) Seller owns or holds good and marketable fee simple (or leasehold, as applicable) title to the Real Property, together with all buildings, improvements and fixtures thereon and all appurtenances and rights thereto, free and clear of any Encumbrances other than the Permitted Encumbrances, and the Real Property comprises all of the real property owned or leased by Seller that is used by Seller in the operation of the Business.

     (b) At the Closing, Seller will convey to Buyer by special warranty deed good and marketable fee simple title to the Real Property owned by Seller, free and clear of any Encumbrances other than the Permitted Encumbrances.

     (c) Seller has not received any written notice that the whole or any part of the Real Property is subject to any proceeding for condemnation, eminent domain or other taking by any Governmental Authority, and, to the knowledge of Seller, no such condemnation or other taking is threatened. Seller has not received any written notice from any Governmental Authority concerning any actual or contemplated public improvements made or to be made by any Governmental Authority, the costs of which are or could become special assessments against or a lien upon the Real Property and, to the knowledge of Seller, no such public improvement is threatened.

     (d) Other than Permitted Encumbrances (including those set forth on Schedule 3.09(d)), there are no contract rights, leases, subleases, licenses or other agreements, written or oral, granting to any party the right of purchase, use or occupancy related to any portion of the Real Property.

     (e) Seller has received all required approvals of Governmental Authorities (including Permits and certificates of occupancy or other such certificates permitting lawful occupancy of the Real Property) required in connection with its use of the Real Property and all improvements and personal property thereon, except where a failure to obtain such approvals would not individually or in the aggregate have a material adverse effect on the ownership or use of the Assets or the operation of the Business.

3.10	Environmental Matters.

     Except as set forth on Schedule 3.10:

     (a) the Business and the Assets have been and are currently being conducted and used in compliance with all applicable Environmental Laws, except where the failure to so comply would not individually or in the aggregate have a material adverse effect on the ownership or use of the Assets or the operation of the Business.

     (b) Seller has not received any Environmental Claim nor to the knowledge of Seller is there any basis for any Environmental Claim (including knowledge of any actions, activities, circumstances, conditions, events or incidents, including the Release or disposal of any Hazardous Substance, whether relating to the Assets or the Business or otherwise) which could result in any material adverse effect on the ownership or use of the Assets, or the operation of the Business, by Buyer.

     (c) there is no existing contamination by, and there has not been any Release of, any Hazardous Substance on, at, under or around any of the Assets which would result in any material adverse effect on the ownership or use of the Assets, or the operation of the Business, by Buyer.

     (d) true, complete and correct copies of the written reports of all material environmental audits or assessments that have been conducted with respect to the Business and/or the Assets, either by Seller or any environmental consultant or engineer engaged by Seller (or Seller’s representatives) for such purpose, have been made available to Buyer, and a list of all such reports, audits and assessments is included on Schedule 3.10(d).

     (e) Seller has all Permits required to own and operate the Assets and to conduct the Business thereon in compliance with applicable Environmental Laws, except where the failure to hold such Permits would not have a material adverse effect on Buyer’s ownership or operation of the Assets. All Permits currently held by Seller pursuant to applicable Environmental Laws are identified on Schedule 3.10(e).

     (f) (i) all Hazardous Substances generated by or in connection with the Business or the Assets are and have been handled and disposed of in compliance with all applicable Environmental Laws, (ii) there are no underground storage tanks located on the Real Property, (iii) there is no exposed friable asbestos contained in or forming part of any building, building component, structure or office space comprising a portion of the

Assets, and (iv) no polychlorinated biphenyls are used or stored at the Real Property, except where the failure of any or all of the foregoing would not have a material adverse effect on Buyer’s ownership or operation of the Assets.

3.11	Intellectual Properties/Computer Software.

     (a) Except as described on Schedule 3.11(a), Seller owns or has the right to use pursuant to license, sublicense or other agreement free and clear of any liens, royalty or other payment obligations, the Intellectual Properties. Seller has not received any written notice alleging violation or infringement of any rights of any other Person with respect to any such Intellectual Properties, and to the knowledge of Seller no such violation or infringement exists.

     (b) Schedule 3.11(b) identifies all material Intellectual Properties. Seller has delivered to Buyer true, correct and complete copies of all material licenses, sublicenses, and similar agreements (as amended to date) related to the Assumed Intellectual Properties.

3.12	Permits.

     Schedule 3.12 contains a complete and accurate list of all material Permits (including applications therefor) owned or held by Seller, all of which were properly applied for and remain in effect and good standing, except as otherwise listed. With respect to the Business, Seller has obtained all material Permits required by the appropriate Governmental Authorities.

3.13	Agreements and Commitments.

     Schedule 3.13 is a true, complete and correct list of all Contracts of Seller relating to the Business or the Assets and conforming to the descriptions set forth in this Section 3.13, copies of each of which have been delivered or made available to Buyer:

     (a) any Contract involving payments by or to Seller in excess of One Hundred Thousand Dollars ($100,000), whether or not entered into in the ordinary course of business, but excluding any Contract related to the purchase of steel;

     (b) any collective bargaining or other agreement between Seller and any labor union;

     (c) any option or other Contract to purchase or otherwise acquire, or sell or otherwise dispose of, any interest in the Real Property;

     (d) any bond, indenture, note, loan or credit agreement or other Contract relating to the borrowing of money from any Person other than an Affiliate of Seller, or the direct or indirect guarantee or assumption by Seller of the obligations of any other Person (other than an Affiliate of Seller) for borrowed money;

     (e) any Contract limiting or restricting in any material manner the operation of the Business by Buyer or its potential successors and assigns; or

     (f) any agreement for the license, use or other disposition of the Assumed Intellectual Properties.

3.14	Assumed Contracts.

     Except as set forth on Schedule 3.14:

     (a) the Assumed Contracts constitute lawful, valid and legally binding obligations of Seller, and are enforceable against such Seller, in accordance with their respective terms;

     (b) to the knowledge of Seller, each Assumed Contract is in full force and effect and constitutes the entire agreement by and between the parties thereto;

     (c) to the knowledge of Seller, no other party to any Assumed Contract has repudiated any provision of any Assumed Contract; and

     (d) no Assumed Contract requires the consent of any Person to the assignment of such Assumed Contract to and assumption thereof by Buyer.

3.15	Employees and Employee Relations.

     Except as described on Schedule 3.15, no employees of Seller are represented by a labor union or employee organization, and (i) no union or employee organization has made a demand for recognition by Seller and (ii) to the knowledge of Seller, no other union organizing or collective bargaining activities by or with respect to any employees employed by the Business are taking place.

3.16	Litigation and Proceedings.

     Except as set forth on Schedule 3.16, there are no claims, actions, suits, litigation, arbitration, mediations, governmental investigations or other proceedings pending or, to the knowledge of Seller, threatened against Seller which relate to or may affect the Assets or the Business.

3.17	Taxes.

     (a) Seller has timely filed or will timely file all Tax Returns related to the Business and/or the Assets which are required to be filed by or on behalf of Seller for any period prior to Closing. All such Tax Returns are, or shall be when filed, correct and complete in all material respects, and Seller has duly paid or made provision for the payment of all Taxes due and payable with respect to periods ending on or prior to Closing, whether or not shown on any Tax Return; and, as of Closing, except for ad valorem taxes not yet due and payable and other Permitted Encumbrances, there will be no Encumbrances (actual or potential) on any Assets that arose or may arise in connection with any failure to pay any Tax when due, including any Taxes arising from the Transaction. There are no pending Tax assessments or, to the knowledge of Seller, threatened Tax assessments from any Governmental Authority that may give rise to any Encumbrance on the Assets at any time.

     (b) Except as described on Schedule 3.17(b), Seller has withheld proper and accurate amounts from its employees’ compensation in full and complete compliance with all withholding and similar provisions of the Code and any and all other applicable Legal Requirements, and has withheld and paid, or caused to be withheld and paid, all Taxes on monies paid by Seller to independent contractors, creditors and other Persons for which withholding or payment is required by applicable law.

     (c) Schedule 3.17(c) sets forth the original cost basis of Seller in the Assets and the years such Assets were acquired.

3.18	Brokers and Finders.

     None of Seller, any Affiliate of Seller or any member, officer, director, employee or agent of Seller has engaged any finder or broker in connection with the Transaction, with the exception of CIBC World Markets Corp., for whose fees Seller shall be solely responsible.

3.19	Payments.

     Seller has not, directly or indirectly, paid or delivered or agreed to pay or deliver any fee, commission or other sum of money or item of property, however characterized, to any Person that is in any manner related to the Assets or the Business in violation of any Legal Requirement. None of Seller, its members, officers, directors or employees, has received or, as a result of the consummation of the Transaction contemplated by this Agreement, will receive any improper or illegal rebate, kickback or other payment from any Person with whom Seller conducts or has conducted business.

3.20	Customer List.

     Seller has provided to Buyer a true, complete and correct list of all customers of Seller related exclusively to the Business that, since January 1, 2002, generated revenues in excess of Ten Thousand Dollars ($10,000) in any year during such period.

3.21	Compliance with Legal Requirements.

     Except as set forth on Schedule 3.21, Seller has complied in all material respects with all applicable Legal Requirements related to the Assets, and to the knowledge of Seller, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced against Seller alleging any failure to so comply.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer hereby represents and warrants to Seller that the statements contained in this Article 4 are correct and complete as of the Effective Date and, except where expressly limited to a specific date, shall be correct and complete as of the Closing Date:

4.01	Organization.

     Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.02	Powers; Consents; Absence of Conflicts.

     Buyer has the requisite power and authority to enter into, execute and perform Buyer’s obligations under this Agreement. Except as provided in the HSR Act or as set forth on Schedule 4.02 hereof, the execution, delivery and performance by Buyer of this Agreement and the consummation of the Transaction by Buyer:

     (a) are within the limited liability company power and authority of Buyer, are not in contravention of the terms of any certificate of formation, operating agreement or other organizational documents of Buyer, each as amended to date, and have been duly authorized by all necessary action of the members of Buyer;

     (b) do not require any approval or consent of, or filing with, any Governmental Authority;

     (c) do not conflict with or result in any breach or contravention of any material agreement to which Buyer is a party or by which it is bound; and

     (d) do not violate any Legal Requirement to which Buyer or the Assets may be subject.

4.03	Binding Agreement.

     This Agreement and all instruments and agreements being or to be executed and delivered by Buyer hereunder are (or upon execution and delivery thereof will be) valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with the respective terms hereof or thereof, except as enforceability may be subject to general principles of equity and as may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally.

4.04	Brokers and Finders.

     None of Buyer, any Affiliate of Buyer, or any member, officer, director, employee or agent of Buyer has engaged any finder or broker in connection with the Transaction.

4.05	Adequate Assurance.

     Buyer shall have as of the Closing Date immediately available funds in the amount necessary for Buyer to complete the Transaction.

4.06	Payments.

     Buyer has not, directly or indirectly, paid or delivered or agreed to pay or deliver any fee, commission or other sum of money or item of property, however characterized, to any Person that is in any manner related to the Assets or the Business in violation of any Legal Requirement. None of Buyer, its members, officers, directors or employees, has received or, as a result of the consummation of the Transaction contemplated by this Agreement, will receive any rebate, kickback or other improper or illegal payment from any Person with whom Buyer conducts or has conducted business.

5.	COVENANTS AND AGREEMENTS OF THE PARTIES

5.01	Standstill.

     Until such time as this Agreement shall be lawfully terminated, neither Seller nor Worthington (nor their respective Affiliates, agents, employees, officers, directors or members) shall directly or indirectly solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any nonpublic information to or consider the merits of any inquiries or proposals from any Person (other than Buyer) which may lead to (a) a sale or disposition of any of the Assets or (b) a sale of the securities of Seller or a merger by or acquisition of Seller or Worthington which would include a disposition of the Assets. In addition, upon the execution of this Agreement, Seller shall immediately terminate any and all other negotiations related to the Assets, if any, and shall immediately notify any and all other bidders and interested parties, if any, that the bid solicitation process and all due diligence procedures have concluded and no further negotiations will be conducted. Subsequent to the Effective Date, Seller shall notify Buyer of any offer or proposal regarding the sale or disposition of any of the Assets within twenty-four (24) hours of receipt or awareness of the same by Seller, Worthington or any of their Affiliates.

5.02	Operations.

     From the Effective Date until the Closing Date, except as otherwise expressly provided in this Agreement, Seller shall:

     (a) comply in all material respects with all Legal Requirements and obligations under the Assumed Contracts relating to or affecting the Assets or the Business;

     (b) carry on the Business in substantially the same manner as it has on the Effective Date;

     (c) maintain the Assets in the same condition as the Assets were maintained as of the Effective Date, normal wear and tear excepted; provided, however, Seller shall be under no obligation under this Section 5.02(c) with respect to Assets in which Seller has suffered a Catastrophic Loss;

     (d) subject to Section 5.07(a), take all actions necessary and appropriate to deliver to Buyer title to the Assets free and clear of all Encumbrances (other than Permitted Encumbrances);

     (e) keep in full force and effect present insurance policies or other comparable insurance benefiting the Assets and the conduct of the Business; and

     (f) maintain and preserve its status as a limited liability company.

5.03	Certain Actions.

     From the Effective Date until the Closing Date, except as otherwise expressly provided in this Agreement or as set forth on Schedule 5.03, Seller shall not take any of the following actions without first obtaining the written consent of Buyer (which consent shall not be unreasonably withheld):

     (a) amend or terminate any Assumed Contract; or

     (b) sell, assign, transfer, distribute or otherwise transfer or dispose of any of the Assets.

5.04	Employee Matters.

     (a) Nothing contained in this Agreement shall confer upon any employee of Seller any right with respect to continued employment by Buyer. For purposes of clarification and not limitation, Buyer shall not assume any liability or obligation of Seller with respect to or in favor of any employees of Seller. Effective as of the Closing, Seller will terminate all employees of the Business not being retained by Seller. All employer responsibilities arising from and related to such termination pursuant to the WARN Act (and any other applicable law, rule or regulation pertaining to the termination of any of Seller’s employees) shall be the responsibility of Seller, and Seller agrees to lawfully discharge all such responsibilities. Seller covenants to indemnify and hold Buyer harmless from and against all direct and indirect costs, expenses and liabilities of any sort arising from or relating to any claims by or on behalf of present or former employees of Seller in respect to any and all matters arising or incurred relating to the termination of employees by Seller as contemplated hereby and in respect to severance pay or termination pay and similar obligations relating to the termination by Seller of such employees’ employment with Seller.

     (b) The Parties hereby specifically acknowledge and agree that 2004 Forms W-2 for those employees of the Business hired by Buyer shall be prepared and filed in accordance with the standard procedure of the Internal Revenue Employment Tax Regulations, as clarified in Revenue Procedure 96-60, 1996-2 C.B. 399, and any comparable provisions of applicable state and local law.

5.05	Access to and Provision of Additional Information.

     (a) From the Effective Date until the Closing Date, Seller shall reasonably cooperate with Buyer and Buyer’s representatives in connection with Buyer’s due diligence investigation of the Business and the Assets and, to the extent permissible under applicable Legal Requirements, shall provide to Buyer and Buyer’s representatives reasonable access to and the right to inspect the Business, the Assets, and books and records of Seller relating to the Assets and the Business, and will furnish to Buyer all material information concerning the Assets and the Business, access to files and other records of Seller (unless protected by legal privilege) regarding claims, actions, suits, litigation, arbitration, mediations, investigations and other proceedings pending against or otherwise affecting the Assets or the Business, and such additional financial, operating and other data and information regarding the Business as Buyer may from time to time reasonably request, without regard to where such information may be located. Buyer and Seller specifically agree that Buyer may conduct, at its own expense, a physical survey of the Real Property. All communication regarding such due diligence shall be with individuals specified by Worthington.

     (b) From the Effective Date until the Closing Date, to the extent permissible under applicable Legal Requirements, Seller shall use its reasonable best efforts to cause the officers and employees of Seller to confer on a regular and frequent basis with one or more representatives of Buyer and to answer Buyer’s questions regarding matters relating to the conduct of the Business and the status of the Transaction. Seller shall notify Buyer of any material changes in the condition of the Assets, which arise between the Effective Date and the Closing, and shall keep Buyer reasonably informed of such matters.

5.06	Post-Closing Maintenance of and Access to Information.

     The Parties acknowledge that after Closing Buyer and Seller may need access to information or documents in the control or possession of the other for the purposes of concluding the Transaction, Tax Returns or audits, the Assumed Contracts and other Legal Requirements, and the prosecution or defense of third party claims. Accordingly, each of Buyer and Seller shall keep, preserve and maintain in the ordinary course of business, and as required by Legal Requirements and relevant insurance carriers, all books, records, documents and other information in the possession or control of such Party and relevant to the foregoing purposes for a period of five (5) years; provided, however, Buyer or Seller may destroy or otherwise dispose of any of the items referenced in this Section 5.06 at any time if the Party seeking to destroy or dispose of such items provides sixty (60) days’ prior written notice to the other Party of the intent to destroy or dispose of such items and affords such other Party an opportunity to copy or otherwise remove such items. The foregoing notice and copy obligations shall be required before any destruction of any such documents by a Party. The exercise by any Party of any right of access granted herein shall not materially interfere with the business operations of the other Party. The survival periods of Section 9.01 hereof shall not apply to this Section 5.06.

5.07	Governmental Authority Approvals; Consents to Assignment.

     (a) From the Effective Date until the Closing Date, each of Seller and Buyer shall (i) promptly apply for, diligently pursue through to completion, and use their respective commercially reasonable efforts to obtain prior to Closing all consents, approvals, authorizations and clearances of Governmental Authorities required of it to consummate the Transaction (including the assignment of the Assumed Contracts), (ii) provide such information and communications to Governmental Authorities as the other Party or such Persons may reasonably request, and (iii) assist and cooperate with the other Party to obtain all Permits and clearances of Governmental Authorities that the other Party reasonably deems necessary or appropriate, and to prepare any document or other information reasonably required of it by any such Persons to consummate the Transaction; provided, however, that, notwithstanding the foregoing, no Party shall have any obligation under such provisions (x) to pay any cash amounts to Governmental Authorities other than filing fees, or (y) to agree to divest assets or limit the operations of its businesses.

     (b) Seller and Buyer shall each promptly prepare and file a notification with the Justice Department and the FTC as required by the HSR Act. Seller and Buyer shall cooperate with each other in connection with the preparation of such notification and shall provide the other such information and assistance as the other may reasonably request to complete such notification, and shall provide a copy of such notification to the other prior to filing. Each of Seller and Buyer shall keep confidential all information about the other obtained in connection with the preparation of such notification. Buyer shall pay all filing fees required under the HSR Act. Buyer and Seller shall keep each other apprised of the status of any communications with, and inquiries and requests for information from, any Governmental Authority. Buyer and Seller shall use their commercially reasonable efforts to obtain any clearance required under the HSR Act for the consummation of the Transaction.

     (c) Seller shall utilize its commercially reasonable best efforts to obtain all agreements, consents, approvals or waivers necessary for the assignment or transfer of any Assumed Contracts and Permits, and deliver the same to Buyer on or prior to the Closing Date; provided, however, in no event shall Seller be required to pay any out-of-pocket expenses or other amounts not specifically required under the terms of the Assumed Contracts and Permits with respect to its obligations under this Section 5.07(c) other than normal filing fees and processing charges. Seller shall cooperate with Buyer in order to effect Buyer’s succession to the ad valorem tax abatements related to the Assets, including without limitation execution of an assignment of such abatements to Buyer.

5.08	Allocation of Purchase Price for Tax Purposes.

     Buyer shall prepare, in accordance with §1060 of the Code and the Treasury Regulations thereunder, and send to Seller Internal Revenue Service Form 8594 within one hundred twenty (120) days after the Closing Date. Seller and Buyer covenant to report gain or loss or cost basis, as the case may be, in a manner consistent with the asset-class allocations reflected on such Form 8594 on all Tax Returns filed by any of them after Closing and not to voluntarily take any inconsistent position therewith in any administrative or judicial proceeding relating to such returns.

5.09	Costs and Expenses.

     (a) Except as otherwise expressly set forth in this Agreement, all expenses of the negotiation and preparation of this Agreement and other documents related to the Transaction, including legal, accounting, brokerage and investment advisor fees and disbursements, shall be borne by the respective Party incurring such expense, whether or not the Transaction is consummated.

     (b) Buyer shall pay the cost of Buyer’s owner’s title insurance policies and Seller shall pay the cost of removing Encumbrances that are not Permitted Encumbrances. Buyer shall pay the cost of Buyer’s land title surveys of the Real Property, and environmental, engineering and other professional studies undertaken by Buyer.

     (c) The real estate taxes with respect to the Real Property shall be prorated between the Parties as of the Closing Date, with Seller liable to the extent such items relate to any time on or prior to the Closing Date, and with Buyer liable to the extent such items relate to periods subsequent to the Closing Date. Seller shall be liable for all transaction privilege, transfer, sales and use taxes related to the Transaction. Buyer shall be responsible for all recording fees related to the Transaction.

     (d) All costs related to any due diligence, physical surveys, and Phase I audits shall be for the account of Buyer.

     (e) Prior to Closing, Seller shall prepay, pursuant to and in accordance with Section 9.3 of the IDB Lease, such amount of Basic Rent (as defined in the IDB Lease) as shall be sufficient to enable the Board (as defined in the IDB Lease) to redeem and retire, in advance of maturity, all of the Bonds (as defined in the IDB Lease), in accordance with their terms, including payment of all reasonable fees, charges and disbursements of the Trustee (as defined in the IDB Lease) accrued and to accrue until the date of such payment; provided, however, Seller shall not exercise its purchase option pursuant to Section 11.2 of the IDB Lease.

5.10	Further Acts and Assurances.

     At any time and from time to time at and after the Closing, upon request of Buyer, Seller shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, such further acts, deeds, assignments, transfers, conveyances, powers of attorney, confirmations and assurances as Buyer may reasonably request to more effectively convey, assign and transfer to and vest in Buyer, its successors and assigns, legal right, title and interest in and actual possession of the Assets and to generally carry out the purposes and intent of this Agreement. To the fullest extent permitted by Legal Requirements, Seller shall also furnish Buyer with such information and documents in its possession or under its control, or that Seller can execute or cause to be executed, as will enable Buyer to prosecute any and all petitions, applications, claims and demands relating to or constituting a part of the Assets and the Business.

5.11	Fulfillment of Conditions.

     Each Party will execute and deliver at Closing each agreement, instrument or other document that such Party is required by this Agreement to execute and deliver as a condition to Closing, and will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of the Parties contained in this Agreement, to the extent that satisfaction of such condition is within the control of such Party.

5.12	Preservation of Representations and Warranties.

     Each of the Parties hereto shall refrain from taking any action which would render any representation or warranty contained in Articles 3 or 4 of this Agreement inaccurate as of the Closing Date. Each of Buyer and Seller shall promptly notify the other of any proceeding that shall be instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of the Transaction. To the extent Seller or Buyer gains knowledge of any of the following prior to Closing, such party shall promptly notify the other of (a) any proceeding that may be threatened, brought, asserted or commenced against such Party which would have been listed in any Schedule to this Agreement if such proceeding had arisen prior to the date hereof, (b) any fact which, if known on the date of this Agreement, would have been required to be set forth or disclosed pursuant to this Agreement, and (c) any actual or threatened breach in any material respect of any of the representations and warranties contained in this Agreement and with respect to the latter, shall use their commercially reasonable efforts to remedy such actual or threatened breach.

5.13	Termination of Supply Agreements.

     Prior to the Effective Date, (i) Buyer and Seller signed a Product Supply Agreement and (ii) Nucor and Worthington signed a National Steel Supply Agreement (collectively, the “Supply Agreements”), the effectiveness of each of which was expressly made contingent upon the execution of an asset purchase agreement by and among the Parties. In connection with the execution and performance of this Agreement, the Parties agree that each Supply Agreement shall be null and void prior to its effectiveness, and no party thereto shall have any rights or obligations thereunder.

5.14	Pre-Closing Physical Damage.

     In the event there is physical damage to any of the Assets which does not result in a Catastrophic Loss, either (i) Seller shall repair or replace such Asset and return it to the condition it was in on the Inspection Date, or (ii) there shall be a credit against the Purchase Price for the reasonable amount of the repair or replacement costs, as determined by an independent engineer or adjuster.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER

     The obligations of Seller hereunder are subject to the satisfaction on or prior to the Closing Date of the following conditions unless waived in writing by Seller:

6.01	Representations and Warranties; Covenants.

     (a) Each of the representations and warranties of Buyer contained in this Agreement shall be true, complete and correct in all material respects on and as of the Effective Date and, except where expressly limited to a specific date, on and as of the Closing Date.

     (b) Each and all of the terms, covenants and agreements to be complied with or performed by Buyer on or before the Closing Date shall have been complied with and performed in all material respects, including the obligations of Buyer in Section 8.03.

6.02	Adverse Actions or Proceedings.

     No Governmental Authority shall have taken or threatened to take any action restraining or prohibiting the Transaction and as a result of which Seller reasonably and in good faith deems it inadvisable to proceed with the Transaction; and there shall not be in effect any order restraining, enjoining or otherwise preventing consummation of the Transaction; provided that the Parties shall have used their respective commercially reasonable best efforts to cause any such order to be vacated or lifted. Further, all applicable waiting periods for comment or approval by any Governmental Authority shall have expired.

6.03	Pre-Closing Confirmations.

     Seller shall have obtained documentation or other written evidence reasonably satisfactory to Seller that Seller and Buyer have received or will receive all consents, approvals, authorizations and clearances of Governmental Authorities required to consummate the Transaction.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

     The obligations of Buyer hereunder are subject to the satisfaction on or prior to the Closing Date of each of the following conditions, unless waived in writing by Buyer:

7.01	Representations and Warranties; Covenants.

     (a) Each of the representations and warranties of Seller contained in this Agreement shall be true, complete and correct in all material respects on and as of the Effective Date and, except where expressly limited to a specific date, on and as of the Closing Date.

     (b) Each and all of the terms, covenants and agreements to be complied with or performed by Seller on or before the Closing Date shall have been complied with and performed in all material respects, including the obligations of Seller in Section 8.02.

7.02	Adverse Actions or Proceedings.

     No Governmental Authority shall have taken or threatened to take any action restraining or prohibiting the Transaction and as a result of which Buyer reasonably and in good faith deems it inadvisable to proceed with the Transaction; and there shall not be in effect any order restraining, enjoining or otherwise preventing consummation of the Transaction; provided that the Parties shall have used their respective commercially reasonable best efforts to cause any such order to be vacated or lifted. Further, all applicable waiting periods for comment or approval by any Governmental Authority shall have expired.

7.03	Pre-Closing Confirmations.

     Buyer shall have obtained documentation or other written evidence reasonably satisfactory to Buyer that Seller and Buyer have received or will receive all consents, approvals, authorizations and clearances of Governmental Authorities required to consummate the Transaction.

8.	CLOSING; TERMINATION OF AGREEMENT

8.01	Closing.

     Consummation of the sale and purchase of the Assets and the other transactions contemplated by and described in this Agreement (the “Closing”) shall take place at the offices of Moore & Van Allen PLLC in Charlotte, North Carolina at 10:00 A.M. EDT on July 1, 2004, or at such other time or place as the Parties may mutually agree. Unless otherwise agreed in writing by the Parties at Closing, the Closing shall be effective for accounting purposes as of 12:01 A.M. EDT on the Closing Date.

8.02	Actions of Seller Prior to and at Closing.

     (a) No later than three (3) Business Days prior to Closing, Seller shall deliver to the Closing Agent a special warranty deed(s) in form and substance reasonably acceptable to Buyer, conveying to Buyer fee simple title in the Real Property owned by Seller, free and clear of any Encumbrances other than Permitted Encumbrances, in recordable form. The Closing Agent shall agree in writing to hold such deed(s) in trust and not to record the same except pursuant to the terms hereof.

     (b) At the Closing, unless otherwise waived in writing by Buyer, Seller shall deliver or shall cause to be delivered to Buyer:

     (i) bills of sale and assignment, as the case may be, in form and substance reasonably acceptable to Buyer, conveying to Buyer good and valid title to all of the Assets other than the Real Property owned by Seller, free and clear of all Encumbrances (other than Permitted Encumbrances);

     (ii) assignments and consents to such assignments if required, in form and substance reasonably acceptable to Buyer, conveying the interests of Seller in the Assumed Contracts, to Buyer;

     (iii) copies of resolutions or equivalent instruments duly adopted by the Board of Directors of Worthington and by the members of Seller authorizing and approving the execution and delivery of this Agreement and the consummation of the Transaction, certified as true and in full force and effect as of the Closing Date by a member or an officer of Seller and by an officer of Worthington, as appropriate;

     (iv) certificates of the duly authorized officer or manager of Seller certifying that each of the representations and warranties of Seller contained in this Agreement is true and correct on and as of the Closing Date in all material respects, and that each and all of the terms, covenants and agreements to be complied with or performed by Seller on or before the Closing Date have been complied with and performed in all material respects;

     (v) a certificate of good standing for Seller from the State of Alabama, dated within thirty (30) days prior to the Closing Date;

     (vi) a counterpart of each of the Operating Lease and the Non-Compete Agreement, executed by Seller and/or Worthington, as appropriate; and

     (vii) such other instruments, agreements, certificates and documents as Buyer reasonably deems necessary to effect the Transaction, including without limitation the assignment contemplated by Section 5.07(c) hereof.

8.03	Action of Buyer at Closing.

     At the Closing and unless otherwise waived in writing by Seller, Buyer shall deliver or cause to be delivered to Seller:

     (a) the Purchase Price;

     (b) an assumption agreement, fully executed by Buyer, in form and substance reasonably acceptable to Seller, pursuant to which Buyer shall assume the performance of the obligations of the Assumed Contracts and the payment of the Assumed Liabilities;

     (c) copies of resolutions or equivalent instruments duly adopted by Nucor and by the members of Buyer authorizing and approving the execution and delivery of this Agreement and the consummation of the Transaction, certified as true and in full force and effect as of the Closing Date by the members or an officer of Buyer and by an officer of Nucor, as appropriate;

     (d) certificates of the duly authorized officer or manager of Buyer certifying that each of the representations and warranties of Buyer contained in this Agreement is true and correct on and as of the Closing Date in all material respects, and that each and all of the terms, covenants and agreements to be complied with or performed by Buyer on or before the Closing Date have been complied with and performed in all material respects;

     (e) certificates of existence and good standing of Buyer from the State of Delaware, dated within thirty (30) days prior to the Closing Date;

     (f) a counterpart of each of the Operating Lease and the Non-Compete Agreement, executed by Buyer and/or Nucor, as appropriate; and

     (g) such other instruments, agreements, certificates and documents as Seller reasonably deems necessary to effect the Transaction, including without limitation the assignment contemplated by Section 5.07(c) hereof.

8.04	Closing Procedures.

     Following a title update through the Closing Date and recordation of the special warranty deed described in Section 8.02(a) above, the Closing Agent shall notify Buyer and Seller of such actions. At such time, Buyer shall disburse the Purchase Price (following prorations or other adjustments made pursuant to the specific terms of this Agreement) by wire transfer to an account designated by Seller in writing at the Closing.

8.05	Termination Prior to Closing.

     (a) Notwithstanding anything herein to the contrary, this Agreement may be terminated, and the Transaction abandoned, upon notice by the terminating Party to the other Party:

     (i) at any time before the Closing, by mutual consent of Buyer and Seller without penalty or payment; or

     (ii) at any time before the Closing, by Buyer on the one hand, or Seller on the other hand, in the event of material breach of this Agreement by the non-

terminating Party, which breach is not cured within thirty (30) days following receipt of notice of the alleged breach by the breaching Party; or

     (iii) by Seller or Buyer if the Closing shall not have taken place on or before September 30, 2004 (a) as a result of action or threat of action by a Governmental Authority restraining or prohibiting the consummation of the Transaction, or (b) if any approval or consent of a Governmental Authority necessary for the consummation of the Transaction under applicable Legal Requirements has not been received; provided that the Parties shall have used their respective commercially reasonable best efforts to cause any such action or order to be vacated, lifted or otherwise disposed of such that the Transaction can be consummated; or

     (iv) at any time before the Closing, by Buyer in the event Seller suffers a Catastrophic Loss and Seller has not repaired (or agreed in a signed writing reasonably satisfactory to Buyer to repair) the Assets affected to the condition such Assets were in prior to the Catastrophic Loss.

     (b) If this Agreement is validly terminated pursuant to Section 8.05(a), the Closing Agent shall return the deed(s), if any, to Seller. In addition, if this Agreement is validly terminated pursuant to Section 8.05(a)(i), (iii) or (iv), this Agreement will be null and void, and there will be no liability on the part of any Party (or any of their respective members, officers, directors, trustees, employees, agents, consultants or other representatives). If this Agreement is validly terminated pursuant to Section 8.05(ii), in addition to termination hereof, the terminating Party shall have at its disposal all rights and remedies available to it at law or in equity.

     (c) In the event Seller suffers a Catastrophic Loss and Buyer does not terminate this Agreement pursuant to Section 8.05(a)(iv), then the Closing shall occur as provided for herein.

8.06	Waiver of Closing Requirements.

     Unless otherwise agreed in writing by Buyer and Seller, all requirements specified in Sections 8.02 and 8.03 of this Agreement shall be deemed to be satisfied or, to the extent not satisfied, waived by the Parties if the Closing is consummated.

9.	INDEMNITY

9.01	Survival/Right to Indemnification.

     (a) Each representation, warranty, covenant and obligation of this Agreement that relates to Section 3.10 or any Environmental Claim, or any Environmental Law, shall survive the Closing and shall continue in full force and effect until the four year anniversary of the Closing Date.

     (b) Each representation, warranty, covenant, and obligation of this Agreement that relates to any Tax matter or any Tax liability shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations related to such Tax matter or Tax liability as the case may be.

     (c) Except for the matters described in Sections 9.01(a) and (b), all representations, warranties, covenants, and obligations of this Agreement, and any certificates or documents delivered pursuant hereto, shall survive the Closing and continue in full force and effect until the eighteen (18)-month anniversary of the Closing Date.

     (d) Any and all claims for indemnification under this Article 9 shall be subject to the provision of proper notice as specified in Sections 9.06 and 9.07 hereof, and must be made by the Party claiming such right to indemnification within three (3) months following the expiration of the applicable survival period related to the representation, warranty, covenant or obligation hereunder.

     (e) All rights to indemnification and payment of Damages under this Article 9 based on any breach of any representations, warranties, covenants and obligations shall be deemed waived by a Party if prior to Closing such Party (i) had actual knowledge of the circumstances constituting such breach; (ii) had actual knowledge of the fact that such circumstances actually constituted such breach; and (iii) fails to notify the breaching Party of such breach. For purposes of determining if such waiver has occurred, the Party claiming the waiver must show the actual knowledge required herein by clear and convincing evidence. Except as otherwise provided in this Agreement, waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and obligations.

9.02	Indemnification and Payment of Damages by Seller.

     Seller will indemnify and hold harmless Buyer, and Buyer’s Affiliates, officers, directors, employees and agents (collectively, the “Buyer Indemnified Persons”) from, and will pay to the Buyer Indemnified Persons the amount of, any loss, liability, claim, damage, expense, fine or penalty (including the same as they relate to injury to any Person or property, costs of investigation and defense, and reasonable attorneys’ fees, whether or not involving a third-party claim, but excluding except as to third party claims any indirect, special or consequential damages) (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

     (a) any breach by Seller of any representation, warranty, covenant or obligation of Seller in this Agreement,

     (b) any and all liabilities (excluding Assumed Liabilities), costs or expenses related to the operation or ownership of the Business or the Assets (including tax, environmental, product liability, warranty, contract, tort, negligence or employment claims and liabilities), arising out of the operation or ownership of the Business or the Assets prior to the Closing; or

     (c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Seller (or any Person acting on Seller’s behalf) in connection with the Transaction.

9.03 Limitations on Seller’s Obligations.

     Seller shall not be subject to any liability under this Article 9 until all Damages of the Buyer Indemnified Persons exceed a Six Hundred Fifty Thousand Dollars ($650,000) aggregate threshold (the “Basket Amount”), at which point Seller will be obligated to indemnify the Buyer Indemnified Persons from and against all Damages in excess of the Basket Amount for an amount up to but not to exceed Fifteen Million Dollars ($15,000,000); provided, however, any liability of Seller under Article 9 related in any way to (i) Taxes or (ii) the covenants of Sections 5.01 and 5.03 through 5.14 inclusive shall not be subject to the provisions of this Section 9.03. The amount for which Seller shall be liable with respect to any Damages pursuant to Section 9.02 shall be reduced to the extent that the Buyer Indemnified Persons shall theretofore have realized any Net Proceeds recovered from third parties with respect to such Damages. If the Buyer Indemnified Persons shall have received or shall have had paid on their behalf an indemnity payment with respect to such Damages and shall subsequently receive, directly or indirectly, such proceeds, then Buyer shall promptly pay to Seller the Net Proceeds or, if less, the amount of such indemnity payment. Buyer shall have an affirmative obligation to file claims under applicable policies to recover insurance proceeds that may be due to Buyer or any other Person in order to mitigate Seller’s obligations hereunder.

9.04	Indemnification and Payment of Damages by Buyer.

     Buyer will indemnify and hold harmless Seller, and Seller’s Affiliates, officers, directors, employees and agents (collectively, the “Seller Indemnified Persons”) from, and will pay to the Seller Indemnified Persons the amount of any Damages arising, directly or indirectly, from or in connection with:

     (a) any breach by Buyer of any representation, warranty, covenant or obligation of Buyer in this Agreement;

     (b) any and all liabilities, costs or expenses related to the operation or ownership of the Business or the Assets (including environmental, product liability, warranty, contract, tort, negligence or employment claims and liabilities), arising out of the operation or ownership of the Business or the Assets subsequent to the Closing Date;

     (c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with Buyer (or any Person acting on Buyer’s behalf) in connection with the Transaction; or

     (d) any Assumed Liabilities.

9.05	Limitations on Buyer’s Obligations.

     Buyer shall not be subject to any liability under this Article 9 until all damages of the Seller Indemnified Persons exceeds the Basket Amount, at which point Buyer will be obligated to indemnify the Seller Indemnified Persons from and against all damages in excess of the Basket Amount for an amount up to but not to exceed Fifteen Million Dollars ($15,000,000); provided, however, any liability of Buyer under Article 9 related in any way to the covenants of Sections 5.01 and 5.03 through 5.14 inclusive shall not be subject to the provisions of this Section 9.05. The amount for which Buyer shall be liable with respect to any damages pursuant to Section 9.04 shall be reduced to the extent that the Seller Indemnified Persons shall theretofore have realized any Net Proceeds recovered from third parties with respect to such Damages. If the Seller Indemnified Persons shall have received or shall have had paid on their behalf an indemnity payment with respect to such Damages and shall subsequently receive, directly or indirectly, such proceeds, then Seller shall promptly pay to Buyer the Net Proceeds or, if less, the amount of such indemnity payment. Seller shall have an affirmative obligation to file claims under applicable policies to recover insurance proceeds that may be due to Seller or any other Person in order to mitigate Buyer’s obligations hereunder.

9.06	Procedure for Indemnification – Third Party Claims.

     (a) Within fifteen (15) days following receipt by any of the Buyer Indemnified Persons or the Seller Indemnified Persons as the case may be (respectively, the “Indemnified Persons”) of notice of the commencement of any proceeding against it, such Indemnified Person will, if a claim is to be made against the other Party (the “Indemnifying Person”), give notice to the Indemnifying Person of the commencement of such proceeding, but the failure to notify the Indemnifying Person will not relieve Indemnifying Person of any liability that it may have to any Indemnified Persons, except to the extent that the Indemnifying Person demonstrates that the defense of such action is prejudiced by the Indemnified Persons’ failure to give such notice.

     (b) If any proceeding referred to in Section 9.06(a) is brought against any Indemnified Persons, the Indemnifying Person will be entitled to participate in such proceeding and, to the extent that it wishes (unless (i) the Indemnifying Person is also a party to such proceeding and the Indemnified Persons determine in good faith that joint representation would be inappropriate, or (ii) Indemnifying Person fails to provide reasonable assurance to the Indemnified Persons of its financial capacity to defend such proceeding and provide indemnification with respect to such proceeding), to assume the defense of such proceeding with counsel reasonably satisfactory to the Indemnified Persons and, after notice from Indemnifying Person to the Indemnified Persons of its election to assume the defense of such proceeding, the Indemnifying Person will not, as long as it diligently conducts such defense, be liable to the Indemnified Persons under this Article 9 for any fees of other counsel or any other expenses with respect to the defense of such proceeding, in each case subsequently incurred by the Indemnified Persons in connection with the defense of such proceeding. If the Indemnifying Person assumes the defense of a proceeding, no compromise or settlement of any claims made in that proceeding of such claims may be effected by the Indemnifying Person without the Indemnified Persons’ consent (which shall not be unreasonably withheld) unless (A) there is no finding or admission by the Indemnified Persons of any violation of applicable Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Persons, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person. If the Indemnifying Person fails to defend against a proceeding, subject to the limitations set forth in this Article 9, the Indemnified Persons may assume control of the defense and if the Indemnified Persons shall undertake at any time to compromise such proceeding, it shall promptly notify the Indemnifying Person of its intention to do so and shall obtain the Indemnifying Person’s prior written consent to any final compromise or settlement, which consent shall not be unreasonably withheld or delayed. The Parties shall provide reasonable cooperation to each other in the defense of any such claim.

     (c) Notwithstanding the foregoing, if any Indemnified Persons determines in good faith that there is a reasonable probability that a proceeding may adversely affect it other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Persons may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise, or settle such proceeding, but the Indemnifying Person will not be bound by any determination of a proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

     (d) The Parties hereby consent to the non-exclusive jurisdiction of any court in which a proceeding is brought against any Indemnified Persons for purposes of any claim that any Indemnified Persons may have under this Agreement with respect to such proceeding or the matters alleged therein.

9.07	Procedure for Indemnification – Other Claims.

     (a) A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the Party from whom indemnification is sought.

     (b) No Indemnified Persons shall undertake or cause to be undertaken or allow any removal, remedial or response action with respect to which any Indemnified Persons may be entitled to indemnification without providing reasonable prior written notice to the Indemnifying Person.

9.08	Survival.

     The Indemnifying Person’s obligation to indemnify the Indemnified Persons shall terminate at the conclusion of the time periods set forth in this Article 9, except with respect to Damages that are, prior to the conclusion of the applicable time period, the subject of a proceeding in a court of competent jurisdiction (notice of which proceeding has been delivered to the Indemnifying Person by the Indemnified Persons prior to the conclusion of the applicable time period) and are incurred after the conclusion of the applicable time period as a direct result of a judgment, order or decree entered therein, or a settlement thereof.

9.09	Good Faith Endeavors.

     With respect to Damages for which any Indemnified Person could claim indemnification under the provisions of this Article 9, both Buyer and Seller will endeavor in good faith to incur only reasonable Damages.

10.	SELLER’S PARENT GUARANTY

10.01	Guaranty of Performance.

     Worthington hereby unconditionally and irrevocably guarantees to Buyer the timely performance of all obligations of Seller under this Agreement (for purposes of this Article 10, the “Seller Obligations”). Buyer acknowledges and agrees that the Seller Obligations are subject to and shall be determined in accordance with the express terms and conditions of this Agreement.

10.02	Primary Liability of Worthington.

     Worthington agrees that this guaranty may be enforced by Buyer without the necessity at any time of resorting to or exhausting any other remedy or without the necessity at any time of having recourse to this Agreement. Worthington hereby waives the right to require Buyer to proceed against Seller or any other Person or to require Buyer to pursue any other remedy or enforce any other right. Worthington agrees that nothing contained herein shall prevent Buyer from exercising any and all rights or remedies under this Agreement or any other document or instrument executed in connection with this Agreement if neither Seller nor Worthington timely performs the Seller Obligations, and the exercise of any of the aforesaid rights and the completion of any proceedings related thereto shall not constitute a discharge of any of Worthington’s obligations hereunder, it being the express purpose and intent of Worthington that Worthington’s obligations hereunder shall be absolute, independent and unconditional under any and all circumstances. Neither Worthington’s obligations under this guaranty nor any remedy for the enforcement thereof shall be impaired, modified, changed or released in any manner whatsoever by an impairment, modification, change, release or limitation of the liability of Seller or by reason of bankruptcy or insolvency.

10.03	Continuation of Guaranty.

     This guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the Seller Obligations is rescinded or must otherwise be restored or returned by Buyer upon insolvency, bankruptcy, dissolution, liquidation or reorganization of Seller, or upon or as a result of the appointment of any receiver, intervenor or conservator of, or trustee or similar officer for, Seller or any substantial part of its property, or otherwise, as if such payments or performances had not been made.

10.04	Attorneys’ Fees and Costs of Collection.

     If at any time or times hereafter Buyer employs counsel to pursue collection, to intervene, to sue for enforcement of the terms hereof, or to file a petition, complaint, answer, motion or other pleading in any suit or proceeding related to this guaranty, then in each such event the prevailing party in any such action shall be entitled to recover its reasonable attorneys fees from the non-prevailing party.

11.	BUYER’S PARENT GUARANTY

11.01	Guaranty of Performance.

     Nucor hereby unconditionally and irrevocably guarantees to Seller the timely performance of all obligations of Buyer under this Agreement (for purposes of this Article 11, the “Buyer Obligations”). Seller acknowledges and agrees that the Buyer Obligations are subject to and shall be determined in accordance with the express terms and conditions of this Agreement.

11.02	Primary Liability of Nucor.

     Nucor agrees that this guaranty may be enforced by Seller without the necessity at any time of resorting to or exhausting any other remedy or without the necessity at any time of having recourse to this Agreement. Nucor hereby waives the right to require Seller to proceed against Buyer or any other Person or to require Seller to pursue any other remedy or enforce any other right. Nucor agrees that nothing contained herein shall prevent Seller from exercising any and all rights or remedies under this Agreement or any other document or instrument executed in connection with this Agreement if neither Buyer nor Nucor timely performs the Buyer Obligations, and the exercise of any of the aforesaid rights and the completion of any proceedings related thereto shall not constitute a discharge of any of Nucor’s obligations hereunder, it being the express purpose and intent of Nucor that Nucor’s obligations hereunder shall be absolute, independent and unconditional under any and all circumstances. Neither Nucor’s obligations under this guaranty nor any remedy for the enforcement thereof shall be impaired, modified, changed or released in any manner whatsoever by an impairment, modification, change, release or limitation of the liability of Buyer or by reason of bankruptcy or insolvency.

11.03	Continuation of Guaranty.

     This guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the Buyer Obligations is rescinded or must otherwise be restored or returned by Seller upon insolvency, bankruptcy, dissolution, liquidation or reorganization of Buyer, or upon or as a result of the appointment of any receiver, intervenor or conservator of, or trustee or similar officer for, Buyer or any substantial part of its property, or otherwise, as if such payments or performances had not been made.

11.04	Attorneys’ Fees and Costs of Collection.

     If at any time or times hereafter Seller employs counsel to pursue collection, to intervene, to sue for enforcement of the terms hereof, or to file a petition, complaint, answer, motion or other pleading in any suit or proceeding related to this guaranty, then in each such event the prevailing party in any such action shall be entitled to recover its reasonable attorneys fees from the non-prevailing party.

12.	GENERAL

12.01	Schedules.

     The Schedules and all Exhibits and documents referred to in or attached to this Agreement are integral parts of this Agreement as if fully set forth herein. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Schedule identifies the exception with reasonable particularity. Any statement, notation or other disclosure in any Schedule relates only to the particular section or subsection of the Agreement under which such statement, notation or disclosure is listed and does not apply to any other section or subsection of this Agreement. The inclusion of any matter on any Schedule shall not constitute an admission by Seller that such matter is material or would reasonably be expected to have a material adverse effect upon the Business. Seller may update any Schedules referred to in this Agreement prior to or at the Closing for any fact or circumstance arising after the Effective Date by giving notice to Buyer in accordance with the terms of this Agreement. Such updates will be effective to cure and correct, for all purposes, any breach of any representation or warranty which would have existed if Seller had not made such update, so long as such update(s) individually or in the aggregate do not have a material adverse effect on the Business, as determined by Buyer in its discretion, unless Seller cures such material adverse effect to the satisfaction of Buyer. If Buyer determines that such update does create a material adverse effect, Buyer may elect to either accept such update or to immediately terminate this Agreement without further penalty or obligation. All references to any Schedule which is updated pursuant to this Section 12.01 shall, for all purposes, be deemed to be a reference to such Schedule as updated.

12.02	Tax Effect.

     No Party (nor any Party’s counsel or accountants) has made or is making in this Agreement any representation to any other Party (or such Party’s counsel or accountants) concerning any of the Tax effects or consequences on any other Party to the Transaction. Each Party represents that it has obtained, or may obtain, independent Tax advice with respect thereto and upon which it, if so obtained, has solely relied.

12.03	Consents, Approvals and Discretion.

     Except as herein expressly provided to the contrary, whenever this Agreement requires any consent or approval to be given by any Party that is not in such Party’s sole discretion or such Party must or may exercise discretion (other than its sole discretion), such consent or approval shall not be unreasonably withheld or delayed and such discretion shall be reasonably exercised.

12.04	Choice of Law; Submission to Jurisdiction.

     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to such state’s conflicts of laws rules. Each of the Parties hereby submits to the exclusive jurisdiction of the State and Federal Courts located in Delaware and irrevocably waives, to the fullest extent permitted by law, any objection to such action based on venue or forum non conveniens.

12.05	Benefit; Assignment.

     This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective legal representatives, successors and assigns. Neither Buyer nor Seller may assign this Agreement without the prior written consent of the other Party; provided, however, that Buyer may assign this Agreement, in whole or in part, to any Affiliate of Buyer without any such consent. In the event Buyer elects to assign this Agreement in whole or in part to any Affiliate of Buyer, Buyer and Nucor shall guarantee the performance of any and all obligations of such Affiliate hereunder.

12.06	No Third-Party Beneficiary.

     The terms and provisions of this Agreement (including provisions regarding employee and employee benefit matters) are intended solely for the benefit of the Parties, and their respective successors and permitted assigns, and are not intended to confer third-party beneficiary rights upon any other Person.

12.07	Waiver of Breach, Right or Remedy.

     The waiver by any Party of any breach or violation by another Party of any provision of this Agreement or of any right or remedy of the waiving Party in this Agreement (a) shall not waive or be construed to waive any subsequent breach or violation of the same provision, (b) shall not waive or be construed to waive a breach or violation of any other provision, and (c) shall be in writing and may not be presumed or inferred from any Party’s conduct. In addition to any other rights and remedies any Party may have at law or in equity for breach of this Agreement, each Party shall be entitled to seek an injunction to enforce the provisions of this Agreement.

12.08	Notices.

     Any notice, demand or communication required, permitted or desired to be given hereunder shall be deemed effectively given if given in writing (a) on the date tendered by personal delivery, (b) on the date received by facsimile or other electronic means, (c) one day after the date tendered for delivery by nationally recognized overnight courier, or (d) three days after the date tendered for delivery by United States mail with postage prepaid thereon, certified or registered mail, return receipt requested, in any event addressed as follows:

If to Buyer and/or Nucor	Nucor Steel Decatur, LLC
4301 Iverson Boulevard
Trinity, AL 35673
Attn: General Manager
Telephone: (256) 301-3500
Facsimile: (256) 301-3545

and

Nucor Corporation
2100 Rexford Road
Charlotte, NC 28211
Attn: Chief Financial Officer
Telephone: (704) 366-7000
Facsimile: (704) 367-8696

with a copy (that shall not constitute notice) to:	Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003
Attn: Mike DeLaney
Telephone: (704) 331-3519
Facsimile: (704) 339-5819

If to Seller and/or Worthington	Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085
Attn: General Counsel
Telephone: (614) 438-3001
Facsimile: (614) 840-3706

with a copy (that shall not constitute notice) to:	Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
PO Box 1008
Columbus OH 43216-1008
Attn: Elizabeth Turrell Farrar
Telephone: (614) 464-5607
Facsimile: (614) 719-4708

or to such other address or number, and to the attention of such other Person, as any Party may designate at any time in writing in conformity with this Section 12.08.

12.09	Severability.

     If any provision of this Agreement is held or determined to be illegal, invalid or unenforceable under any present or future law by a court of competent jurisdiction: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, Seller and Buyer agree to negotiate in good faith a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

12.10	Entire Agreement; Counterparts; Amendment.

     This Agreement supersedes all prior or contemporaneous contracts, agreements and understandings and constitutes the entire agreement of whatsoever kind or nature existing between or among the Parties representing the subject matter of this Agreement and no Party shall be entitled to benefits other than those specified herein. As between or among the Parties, any oral or written representation, agreement or statement not expressly incorporated herein, whether given prior to or on the Effective Date, shall be of no force and effect unless and until made in writing and signed by the Parties on or after the Effective Date. Each representation, warranty and covenant contained in this Agreement has independent significance and if any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative level of specificity) that such Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant. This Agreement may be executed in two (2) or more counterparts, each and all of which shall be deemed an original and all of which together shall constitute but one and the same instrument. This Agreement may not be amended except in a written instrument executed by the Parties.

12.11	Drafting.

     No provision of this Agreement shall be interpreted for or against any Person on the basis that such Person was the draftsman of such provision, and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

12.12	Confidentiality.

     The confidentiality provisions of the Non-Disclosure and Non-Solicitation Agreement between Buyer and Seller dated April 10, 2003, as amended from time to time, are hereby incorporated by this reference as if fully set forth herein and shall apply and remain in full force and effect through the Closing Date.

12.13	Publicity.

     The Parties hereby agree that they shall (a) utilize their commercially reasonable efforts to consult with each other prior to making any public disclosure regarding the Transaction; and (b) mutually agree upon the content of any such public disclosure prior to issuance. Consent to any such disclosure shall not be unreasonably withheld by the non-issuing Party.

[Signature Pages to Follow]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in multiple originals by their duly authorized officers as of the Effective Date.

SELLER: WORTHINGTON STEEL COMPANY OF DECATUR, L.L.C.
By:	/s/ Dale T. Brinkman
Name:	Dale T. Brinkman
Title:	VP Date: 5/26/04
Date:	5/26/04

BUYER: NUCOR STEEL DECATUR, LLC
By:	/s/ Joseph A. Rutkowski, Jr.
Name:	Joseph A. Rutkowski, Jr.
Title:	VP
Date:	5/26/04

NUCOR CORPORATION
By:	/s/ Joseph A. Rutkowski, Jr.
Name:	Joseph A. Rutkowski, Jr.
Title:	EVP
Date:	5/26/04

WORTHINGTON INDUSTRIES, INC.
By:	/s/ Dale T. Brinkman
Name:	Dale T. Brinkman
Title:	VP
Date:	5/26/04

SIGNATURE PAGE

SCHEDULES TO THE ASSET PURCHASE AGREEMENT
Dated as of the 26th day of May, 2004
by and among
NUCOR STEEL DECATUR, LLC;
WORTHINGTON STEEL COMPANY OF DECATUR, L.L.C.;
NUCOR CORPORATION; and
WORTHINGTON INDUSTRIES, INC.

TABLE OF CONTENTS

Schedule 2.01(a)	Legal Descriptions
Schedule 2.01(b)	Tangible Personal Property
Schedule 2.01(c)	Spares Inventory
Schedule 2.01(e)	Assumed Contracts
Schedule 2.01(f)	Permits
Schedule 2.01(g)	Intellectual Properties
Schedule 2.01(i)	Claims
Schedule 2.02(e)	Excluded Tangible Personal Property
Schedule 2.02(n)	Excluded Assets
Schedule 2.03	Assumed Liabilities
Schedule 3.02	Powers; Consents; Absence of Conflicts
Schedule 3.05	Recent Activities
Schedule 3.06(a)	Ownership of Assets
Schedule 3.06(b)	Sufficiency of Assets
Schedule 3.07	Condition of Assets
Schedule 3.08	Title to Personal Property
Schedule 3.09(a)	Real Property Title Exceptions
Schedule 3.09(d)	Permitted Encumbrances
Schedule 3.10	Environmental Matters
Schedule 3.10(d)	Environmental Reports
Schedule 3.10(e)	Environmental Permits
Schedule 3.11(a)	Rights to Intellectual Property
Schedule 3.11(b)	Material Intellectual Properties
Schedule 3.12	Permits
Schedule 3.13	Contracts
Schedule 3.14	Assumed Contracts
Schedule 3.15	Employees and Employee Relations
Schedule 3.16	Litigation and Proceedings
Schedule 3.17(b)	Taxes
Schedule 3.17(c)	Cost Basis of Assets
Schedule 3.21	Compliance with Legal Requirements
Schedule 4.02	Authority of Buyer
Schedule 5.03	Certain Actions

Agreement to Supplementally Furnish
Schedules to Asset Purchase Agreement,
dated as of May 26, 2004,
among Nucor Steel Decatur, LLC;
Worthington Steel Company of Decatur, L.L.C.;
Nucor Corporation; and
Worthington Industries, Inc.

The Schedules described in the Table of Contents of the Schedules to the Asset Purchase Agreement, dated as of May 26, 2004, among Nucor Steel Decatur, LLC; Worthington Steel Company of Decatur, L.L.C.; Nucor Corporation; and Worthington Industries, Inc. are not being filed herewith pursuant to Item 601(b)(2) of Regulation S-K. Worthington Industries, Inc. hereby agrees to furnish supplementally a copy of any omitted Schedule to the Securities and Exchange Commission upon request.

WORTHINGTON INDUSTRIES, INC.
By:

Title:

Date:	August , 2004